Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Financing Arrangement for Basin
Ranch Project

Singapore, October 23, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, has entered into a financing agreement with Bank Leumi le-Israel Ltd (the “Lender”) for a $300 million loan (the “Financing Agreement”). OPC announced that the loan will be used to fund a portion of CPV’s equity in the Basin Ranch natural gas project in Texas, a project with an estimated 1.35 GW capacity, which as of the date hereof, is 70% held by CPV and 30% held by GE Vernova (the “Basin Ranch Project”).

OPC further announced that approximately $150 million (net of fees) of the loan has been transferred into an escrow account with the remaining $150 million of the loan to be provided in the form of a letter of credit facility (“Credit Facility”), which is to be released subject to, and conditional, upon, among other things, closing of the TEF Loan Agreement (as defined and described below).

The interest rate on the loan is a SOFR-based rate with a spread of 2.8% to 3.4%, and the financial guarantee fee relating to the Credit Facility will range from 1.3% to 2%. The loan interest shall be payable each quarter from March 31, 2027. The loan principal is repayable from March 31, 2027 as follows: 5% per annum from 2027 to 2029; 25% per annum from 2030 to 2031; and 35% in 2032. If the Basin Ranch Project commences commercial operations during 2029, the principal payment schedule will be adjusted to provide for repayment of the loan in full by December 31, 2032.

The Financing Agreement includes covenants and events of default, including the following financial covenants applicable to CPV: total equity attributable to shareholders remaining above $750 million and an adjusted net debt to adjusted EBITDA ratio below 7.0 (OPC reported CPV’s covenant calculations as of June 30, 2025 at $1.589 billion and 4.1 times, respectively). The Financing Agreement contains other covenants applicable to CPV, including restrictions on dividend distributions and repayment of shareholder loans (from March 2027) as well as on incurring additional debt, asset sales, pledging assets, making investments, and other undertakings, subject to exceptions.

The Financing Agreement is subject to conditions precedent, including the closing of the TEF Loan Agreement, which OPC has announced it expects to finalize in the near future. In the event the TEF Loan Agreement has not closed by the date set forth in the Financing Agreement, the Financing Agreement will be terminated, the funds deposited into the escrow account will be returned to the Lender and the Credit Facility will be terminated.

As previously announced, the Basin Ranch Project was selected by the Texas Energy Fund (“TEF”) for due diligence towards receiving a subsidized loan, which OPC has indicated it currently expects to be approximately $1.1 billion (the “TEF Loan Agreement”). For further information, see Kenon’s Reports on Form 6-K furnished to the U.S, Securities and Exchange Commission on May 28, 2025 and June 9, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” or other similar expressions. These statements include statements about the Financing Agreement, including the terms thereof and conditions to its completion, the use of proceeds, the Basin Ranch Project, including expected attributes of the project such as capacity, the TEF Loan Agreement (which itself is conditional upon the satisfaction of additional factors and conditions), and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Financing Agreement, including meeting conditions for the Financing Arrangement and compliance with the terms of and covenants in the Financing Agreement, risks relating to the TEF Loan Agreement including risks relating to agreement on the terms of, and execution of, the TEF Loan Agreement and, closing and funding of the TEF Loan Agreement by the deadline in the Financing Agreement, risks relating to the Basin Ranch Project, including relating to meeting conditions for the Basin Ranch Project, and the ultimate cost and timing to complete the Basin Ranch Project if it proceeds, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.